SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

Level 3 Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

52729N100
(CUSIP Number)

May 13, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N100	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 62,201,066
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 62,201,066
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,201,066
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.65%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 52729N100	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Offshore Master Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, BWI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 35,603,934
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 35,603,934
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,603,934
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.09%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 52729N100	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 62,201,066
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 62,201,066
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,201,066
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.65%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 52729N100	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Capital Offshore Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 35,603,934
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 35,603,934
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,603,934
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.09%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 52729N100	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS John A. Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 97,805,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 97,805,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,805,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.74%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52729N100	13G	Page 7 of 12 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Level 3 Communications, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1025 Eldorado Blvd., Broomfield, CO 80021.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Blue Ridge Limited Partnership, a New York limited partnership ("BRLP"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii)	Blue Ridge Offshore Master Limited Partnership, a Cayman Islands exempted limited partnership ("BROMLP"), with respect to the shares of Common Stock directly held by it;

(iii)	Blue Ridge Capital Holdings LLC, a New York limited liability company ("BRCH"), with respect to the shares of Common Stock directly held by BRLP;

(iv)	Blue Ridge Capital Offshore Holdings LLC, a New York limited liability company ("BRCOH"), with respect to the shares of Common Stock directly held by BROMLP; and

(iv)	John A. Griffin with respect to the shares of Common Stock directly held by BRLP and BROMLP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of Mr. Griffin, BRLP, BRCH and BRCOH is 660 Madison Avenue, 20th Floor, New York, NY  10065-8405.  The address of the business office of BROMLP is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c).	CITIZENSHIP:

BRLP is a limited partnership organized under the laws of the State of New York.  BROMLP is an exempted limited partnership organized under the laws of the Cayman Islands.  BRCH is a limited liability company organized under the laws of the State of New York.  BRCOH is a limited liability company organized under the laws of New York.  Mr. Griffin is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the "Common Stock")

CUSIP No. 52729N100	13G	Page 8 of 12 Pages

Item 2(e).	CUSIP NUMBER:

52729N100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________________

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 1,704,183,367 shares of Common Stock issued and outstanding, as reflected in the Company's Form 10-Q for the quarterly period ended March 31, 2011, filed on May 3, 2011.

A.	BRLP
	(a)	Amount beneficially owned: 62,201,066
	(b)	Percent of class: 3.65%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 62,201,066
		(iii)	Sole power to dispose or direct the disposition: -0-

CUSIP No. 52729N100	13G	Page 9 of 12 Pages

(iv)	Shared power to dispose or direct the disposition of: 62,201,066

B.	BROMLP
	(a)	Amount beneficially owned: 35,603,934
	(b)	Percent of class: 2.09%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 35,603,934
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 35,603,934

C.	BRCH
	(a)	Amount beneficially owned: 62,201,066
	(b)	Percent of class: 3.65%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 62,201,066
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 62,201,066

D.	BRCOH
	(a)	Amount beneficially owned: 35,603,934
	(b)	Percent of class: 2.09%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 35,603,934
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 35,603,934

E.	John A. Griffin
	(a)	Amount beneficially owned: 97,805,000
	(b)	Percent of class: 5.74%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 97,805,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 97,805,000

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. 52729N100	13G	Page 10 of 12 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52729N100	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 23, 2011

BLUE RIDGE LIMITED PARTNERSHIP

By:Blue Ridge Capital Holdings LLC, as General Partner
By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

By:Blue Ridge Capital Offshore Holdings LLC, as General Partner

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN
/s/ John A. Griffin

CUSIP No. 52729N100	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  May 23, 2011

BLUE RIDGE LIMITED PARTNERSHIP

By:Blue Ridge Capital Holdings LLC, as General Partner
By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

By:Blue Ridge Capital Offshore Holdings LLC, as General Partner

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN
/s/ John A. Griffin